UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Shuffle Master, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
825549108
(CUSIP Number)

Brandon W. Gardner
c/o Serengeti Asset Management LP
632 Broadway, 12th Floor
New York, NY 10010
Tel. No.: (212) 672-2232
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 30, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825549108	Page	2	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	825549108	Page	3	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.L. Serengeti Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	825549108	Page	4	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. LaNasa III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	825549108	Page	5	of	8
Item 1. Security and Issuer.
          This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Shuffle Master, Inc., a Minnesota corporation (the “Company”). The address of the principal executive office of the Company is 1106 Palms Airport Drive, Las Vegas, Nevada 89119.
Item 2. Identity and Background.
          This statement is jointly filed by and on behalf of each of Serengeti Asset Management LP, a Delaware limited partnership (“Serengeti”), J.L. Serengeti Management LLC, a Delaware limited liability company, and Joseph A. LaNasa III (collectively, the “Reporting Persons” and each a “Reporting Person”). Serengeti acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Serengeti Partners LP and Serengeti Overseas Ltd (collectively, the “Funds”). Serengeti may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including the Funds. J.L. Serengeti Management LLC is the general partner of Serengeti and may be deemed to control Serengeti and beneficially own securities owned by Serengeti. Mr. LaNasa is a United States citizen and the sole member of J.L. Serengeti Management LLC, and may be deemed to control J.L. Serengeti Management LLC and beneficially own securities owned by J.L. Serengeti Management LLC.
          Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
          The address of the principal business office of the Reporting Persons is 632 Broadway, 12th Floor, New York, NY 10012.
          None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No.	825549108	Page	6	of	8
Item 3. Source and Amount of Funds or Other Consideration.
          As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,350,000 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”). These shares were purchased for an aggregate purchase price of approximately $23.3 million and were acquired with the investment capital of the Funds.
Item 4. Purpose of Transaction.
          The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons have previously communicated to Company management and certain members of the board of directors of the Company concerns regarding the dilutive impact of the Company’s contemplated public offering of Common Stock on the Company’s existing stockholders. The Reporting Persons have recommended that the Company pursue alternative structures that the Reporting Persons believe would protect existing stockholders from significant and undue dilution of their ownership interests. The Reporting Persons have also communicated their belief that the Company should solicit director nominees from significant stockholders. The Reporting Persons expect to engage in further discussions regarding the foregoing with management of the Company and members of the board of directors of the Company and may engage in discussions with other stockholders.
          The Reporting Persons may also engage in other communications with, without limitation, management of the Company, members of the board of directors of the Company and other stockholders, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock of the Company.
          Each Reporting Person expects to continue to consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Company. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In addition, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, including additional shares of Common Stock; dispose of all or a portion of the securities of the Company, including its shares of Common Stock, that such Reporting Person now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities.
          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

CUSIP No.	825549108	Page	7	of	8
Item 5. Interest in Securities of the Issuer.
          (a, b) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,350,000 shares of Common Stock, representing 6.7% of the Company’s issued and outstanding Common Stock, based upon 35,256,255 shares of Common Stock outstanding as of June 2, 2008. Each of the Reporting Persons has the sole power to vote or direct the vote of 2,350,000 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 2,350,000 shares of Common Stock; has the shared power to dispose or direct the disposition of 0 shares of Common Stock.
          Each of the Reporting Persons specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its or his pecuniary interest therein.
          (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the shares of Common Stock in the past 60 days by the Reporting Persons are set forth in Exhibit A.
          (d) Each Reporting Person affirms that no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
          Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions in the Shares of Common Stock of the Company.

Exhibit B:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No.	825549108	Page	8	of	8
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2008.

Serengeti Asset Management LP
By:	/s/ Brandon W. Gardner
	Name:	Brandon W. Gardner
	Title:	Authorized Person

J.L. Serengeti Management LLC
By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III
	Title:	Authorized Person

Joseph A. LaNasa III
/s/ Joseph A. LaNasa III
Name:	Joseph A. LaNasa III